SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer’s ID (CNPJ): 42.150.391/0001-70

 Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY - CVM Code no. 00482-0

NOTICE TO SHAREHOLDERS

DIVIDEND DISTRIBUTION

Braskem S.A. (“Braskem”) hereby informs its shareholders and the market in general that the Board of Directors’ Meeting held today approved the payment of interim dividends in the total amount of one billion reais (R$1,000,000,000.00), from the earnings retention reserve recorded in the latest balance sheet dated December 31, 2015, in the gross amount of one real, twenty-five centavos and fraction (R$1.25715870797455) for each class “A” common or preferred share and two reais, fifty-one centavos and  fraction (R$2.5143174159491) for each American Depositary Receipt (ADR), as the dividends that the Company’s class “B” preferred shares were entitled to were fully distributed and paid in said year, in strict compliance with items  (a) and (c) of Article 9 and paragraph 3 of Article 44 of the Company’s Bylaws.

The dividend payment in Brazil will take place as of October 11, 2016 through the share depository institution, Itaú Corretora de Valores S.A., with no retention of withholding income tax, pursuant to the prevailing legislation, and without additional remuneration or monetary restatement.

As of October 4, 2016, class “A” common and preferred shares issued by Braskem will be traded ex-dividends and October 3, 2016 will be considered the Brazilian Record Date.

Shareholders whose registration details do not contain their individual or corporate taxpayer’s ID (CPF/CNPJ) or their bank, branch and current account number should update said details at one of Banco Itaú’s specialized branches.

Additional information can obtained from Investfone – Shareholder Service Center by phone via (11) 3003-9285 in state capitals and metropolitan regions and 0800 720 9285 in other locations, or from bank branches with shareholder service facilities.

Holders of ADRs may resolve their doubts directly with JP Morgan at www.adr.com or by phone via +1 (800) 990-1135 and +1 (651) 453-2128

São Paulo, September 27, 2016

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.